Sit Investment Associates, Inc.

Sit Dividend Growth Fund

1Q 2013

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $14.8 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 18 industry and geographically-focused equity analysts.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of March 31, 2013: $14.8 Billion

- Equity $4.6 Billion
- Fixed Income $10.2 Billion
- Institutional Separate Accounts $11.2 Billion
- Sit Mutual Funds $3.6 Billion

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid Cap Growth
- Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin
- Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit	Raymond E. Sit
Kent L. Johnson	Robert W. Sit
Ronald D. Sit	Michael J. Stellmacher
David A. Brown	Stacey M. Curme
Denise A. Anderson	Ningning Tang
John M. Bernstein	Bradley W. Meyer
Joseph R. Eshoo	Lee J. Feltman
Tasha M. Murdoff	Eric M. Manthe
Mark A. Pepper	Nicholas D. Tich

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Mark H. Book
Paul J. Jungquist
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Eric T. Nelmark
Kevin P. O'Brien
Michael J. Reich
Michael C. Hubbard
Andrew J. Tich
Jeff R. Lindell

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

BIOGRAPHIES OF KEY PEOPLE

Roger J. Sit

Responsibilities:	**Chairman, CEO, President and Global CIO**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Management (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp:.	22 Years	
Age:	51	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Responsibilities:	**Senior Vice President - Research and Investment Management**	
	Financials/Capital Goods Sectors	
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp:.	20 Years	
Age:	47	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
	Energy/Materials	
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager - Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp:.	22 Years	
Age:	58	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
	Director of Client Services	
	Consumer/Accounting Sectors	
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp:.	18 Years	
Age:	48	
E-mail:	dab@sitinvest.com	



Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit	Kent L. Johnson, CFA	Ronald D. Sit, CFA	David A. Brown, CFA	Robert W. Sit, CFA	Michael J. Stellmacher, CFA

Investment Strategy
  Economics
  Fixed Income
  Washington
  International
  Global Equities
  Domestic Equities
Generalist
Japan
	Financial
	  Asset Managers/Brokers
	  GSE/Mortgage Finance
	  Insurance - Specialty
	Capital Goods/Defense
	Transportation
	Education
	Environmental Services
	Dir. Quant. & Portfolio Research
	  Earnings/Portfolio Construction
		Retail
		  Gen. & Specialty Merchandising
		Consumer Services
		  Distribution Companies
		  Leisure & Publishing
		  Restaurants
		Consumer Products
		  Apparel
		  Appliances & Furniture
		  Beverages & Food
		Economic Analysis
			Accounting & Corp. Governance
			Consumer Services
			  Entertainment
			  Media
			Consumer
			  Gaming & Lodging
			  Housing & Related
			  Recreational Products
				Technology
				  Software - All
				  Electronics Distributors
				  Information Services
				  Networking
				  Internet Services
				Energy
					Energy
					  Exploration & Production
					  Oil Services
					Electric Power Generation
					Commodity Cyclicals

Denise A. Anderson, PhD	John M. Bernstein	Stacey M. Curme	Joseph R. Eshoo	Raymond E. Sit	Tasha M. Murdoff

Healthcare
  Biotech & Medical Devices
  Medical Technology
  Pharmaceuticals
  Healthcare Information Svcs
  Healthcare Services
	Financial
	  Banks, S & L's
	  Consumer Finance
	  GSEs
	Economic Analysis
	Investment Strategy
	  Global Equities
	  Washington
		Equity Trading
		Generalist
			Telecommunicatons
			  Wireline Services
			  Wireless Services
			  Telecommunication Equipment
			Technology
			  Semiconductors
			  Semi Capital Equipment
			  Storage Hardware
			  Computer Systems
			  Contract Manufacturing
				Asia ex Japan
				  Southeast Asia
				  Greater China
				  North Asia
				Africa
				Middle East
				Latin America
					Europe
					  Western Europe
					  UK
					  Eastern Europe
					  CIS
					Canada
					Japan

Mark A. Pepper	Ningning Tang, CFA	Bradley W. Meyer	Nicholas D. Tich	Lee J. Feltman	Eric M. Manthe

Europe
Generalist
	Asia ex Japan
	  Greater China
		Equity Trading
		Quantitative & Portfolio Research
		  Technical Research
		Generalist
			Quantitative & Portfolio Research
			  Valuation Analysis
			  Earnings Analysis
			  Screening/Modeling
			  Quantitative Sell Discipline
			Generalist
				Quantitative & Portfolio Research
				  Valuation Analysis
				  Earnings Analysis
				  Screening/Modeling
				  Quantitative Sell Discipline
				Generalist
					Quantitative & Portfolio Research
					  Valuation Analysis
					  Earnings Analysis
					  Screening/Modeling
					  Quantitative Sell Discipline

SIT INVESTMENT ASSOCIATES, INC.
TOTAL YEARS INVESTMENT EXPERIENCE 278 YEARS
AVERAGE YEARS INVESTMENT EXPERIENCE 15.44 YEARS

EQUITY PROFESSIONALS

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	22	15
Kent L. Johnson, CFA	20	24
Ronald D. Sit, CFA	28	28
David A. Brown, CFA	18	15
Robert W. Sit, CFA	21	21
Michael J. Stellmacher, CFA	22	12
Raymond E. Sit	21	21
Denise A. Anderson, Ph.D.	15	4
John M. Bernstein	20	18
Stacey M. Curme	16	20
Joseph R. Eshoo	18	5
Mark A. Pepper	14	9
Tasha M. Murdoff	13	17
Ningning Tang, CFA	9	5
Bradley W. Meyer	10	12
Nicholas D. Tich	5	8
Lee J. Feltman	5	5
Eric M. Manthe	1	8

Representative Client List

Growth Equity

ConAgra Inc. Benefit Plan

Denver Employees' Retirement Plan

Los Angeles City ERS

Mayo Clinic

Fixed Income

LSI Logic Corporation

Mayo Clinic

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- World Class or Regional Dominance
- Distinctive Product or Services
- Proactive Managements
- Healthy Financials
- Attractive Valuations

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper (quarterly)

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & Quantitative Analysis	Portfolio Management & Implementation	Equity Trading	Client Reporting & Servicing
◆ Client Portfolio Guidelines	◆ Asset Allocation ◆ Regional Allocation ◆ Country Allocation	◆ Stock and Industry Recommendations	◆ Quantitative Screens ◆ Sector and Risk Analysis ◆ Technical Analysis	◆ Portfolio Construction ◆ Portfolio Implementation	◆ Trading and Brokerage Relationship	◆ Client Servicing and Marketing
David A. Brown* Paul E. Rasmussen Mark D. Madden Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Raymond E. Sit Tasha M. Murdoff Mark A. Pepper Ningning Tang	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Nicholas D. Tich Lee J. Feltman Eric M. Manthe	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Curme* Bradley W. Meyer	David A. Brown* Mark D. Madden Kent L. Johnson John M. Bernstein Tasha M. Murdoff Debra K. Beaudet

*Team Leaders

PLEASE SEE PAGE 78 FOR DISCLOSURE REGARDING PERFORMANCE AS WELL AS INFORMATION ON HOW TO OBTAIN A PROSPECTUS, WHICH CONTAINS INFORMATION ON THE FUND'S OBJECTIVES, RISKS, CHARGES AND EXPENSES.

II. Dividend Growth Investment Performance

Sit Dividend Growth Fund

Year 2004	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	1.50%	0.25%	1.19%	7.72%	10.91%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	1.37%	1.47%	4.39%	1.90%	9.41%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	6.14%	0.27%	4.97%	5.89%	18.29%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	2.72%	6.40%	3.12%	0.17%	12.89%
S&P 500 Index	0.64	6.28%	2.03	-3.33	5.50

Year 2008	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	-5.85%	-0.32%	-7.24%	-19.13%	-29.60%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	-8.66%	14.44%	13.20%	6.14%	25.59%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	4.13%	-9.91%	12.25%	10.57%	16.43%
S&P 500 Index	5.39	-11.42	11.29	10.76	15.06

Year 2011	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	5.51%	1.24%	-14.17%	12.67%	3.29%
S&P 500 Index	5.92	0.10	-13.87	11.82	2.11

Year 2012	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	10.24%	-2.66%	5.89%	-0.07%	13.54%
S&P 500 Index	12.59	-2.75	6.35	-0.38	16.00

Year 2013	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth Fund - Class I	11.31%				11.31%
S&P 500 Index	10.61				10.61

	Annualized Returns			Since Inception (12/31/03 - 3/31/13)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth Fund - Class I	14.65%	13.44%	7.38%	117.76%	8.77%
S&P 500 Index	13.96	12.67	5.81	70.67	5.95

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Morningstar Report
Sit Dividend Growth
March 31, 2013

Trailing Total Returns SDVGX

Daily | Monthly | Quarterly

SDVGX   Category: LB   S&P 500 TR

Large Blend: Top Quartile   2nd Quartile   3rd Quartile   Bottom Quartile



30%
15
0
-15

Total Return % (03/28/2013)	1-Day	1-Week	1-Month	3-Month	YTD	1-Year	3-Year	5-Year	10-Year	15-Year
SDVGX	0.44	1.51	3.46	12.87	11.31	15.12	13.66	7.44	—	—
S&P 500 TR	0.41	1.55	3.75	10.61	10.61	13.96	12.67	5.81	8.53	4.27
Category (LB)	0.41	1.41	3.67	12.20	10.40	13.19	10.99	4.94	7.93	4.33
+/- S&P 500 TR	0.03	-0.04	-0.29	2.26	0.70	1.16	0.99	1.63	—	—
+/- Category (LB)	0.03	0.10	-0.21	0.67	0.91	1.93	2.67	2.50	—	—
Rank in Category	35	40	65	32	25	19	7	6	—	—

S&P 500 TR return as of 03/31/2013 Category: LB return as of 03/28/2013 SDVGX return as of 03/28/2013

Performance Attribution Analysis By Economic Sector
March 31, 2012– March 31, 2013

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Electronic Technology	9.84	-3.45	11.62	-10.50	0.74	0.50	1.25
Producer Manufacturing	9.18	21.84	7.77	13.59	0.76	0.00	0.76
Finance	16.09	21.77	14.41	17.45	0.61	0.06	0.67
Communications	3.59	35.41	3.38	25.99	0.27	0.05	0.32
Consumer Durables	3.49	25.19	1.24	23.26	0.08	0.18	0.26
Utilities	3.94	23.51	3.96	16.94	0.25	0.01	0.26
Consumer Non-Durables	9.43	18.65	9.04	17.09	0.14	0.01	0.15
Energy Minerals	9.00	11.98	8.78	11.26	0.10	-0.01	0.09
Technology Services	5.31	8.22	6.59	8.63	-0.01	0.08	0.07
Commercial Services	0.35	18.78	0.86	17.23	0.06	0.00	0.06
Non-Energy Minerals	0.76	-10.05	0.94	-6.07	0.01	0.04	0.05
Transportation	2.18	15.28	1.76	16.21	-0.04	0.04	0.00
Retail Trade	5.80	25.12	6.45	23.26	0.09	-0.10	-0.01
Health Services	2.99	7.46	2.15	7.32	0.00	-0.07	-0.07
Industrial Services	2.30	3.35	2.21	10.14	-0.18	0.04	-0.14
Process Industries	1.16	7.99	2.85	14.68	-0.16	-0.04	-0.20
[Cash]	2.47	0.08	0.00	0.00	0.00	-0.31	-0.31
Health Technology	10.18	24.44	9.74	29.89	-0.47	0.09	-0.39
Consumer Services	1.95	6.58	6.26	26.70	-0.39	-0.50	-0.90
Total	**100.00**	**15.86**	**100.00**	**13.95**	**1.86**	**0.05**	**1.92**

Source: FactSet

Performance Attribution Analysis By Economic Sector
March 31, 2010 – March 31, 2013

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	16.37	44.23	14.73	19.79	3.81	-0.06	3.76
Producer Manufacturing	9.75	58.04	8.00	38.74	1.78	-0.24	1.54
Consumer Durables	3.32	103.18	1.25	43.75	1.42	-0.04	1.38
Electronic Technology	9.67	42.22	11.52	29.27	1.10	0.22	1.33
Industrial Services	2.35	81.64	2.38	30.91	1.10	0.02	1.12
Technology Services	5.19	44.86	6.48	32.97	0.66	0.11	0.77
Communications	3.54	93.03	3.18	70.15	0.50	0.23	0.73
Utilities	3.51	79.35	3.84	54.32	0.68	0.00	0.68
Transportation	2.39	65.95	1.90	46.77	0.44	0.11	0.55
Retail Trade	4.93	74.83	6.15	62.35	0.51	-0.16	0.35
Non-Energy Minerals	1.16	-7.59	1.16	-11.00	0.24	0.02	0.26
Health Services	2.32	61.25	2.23	44.73	0.21	-0.04	0.16
Commercial Services	0.11	18.78	0.92	38.64	0.06	0.09	0.15
Energy Minerals	9.58	43.58	9.31	46.72	-0.06	0.07	0.01
Process Industries	1.85	41.77	2.70	55.82	-0.14	-0.07	-0.21
Consumer Non-Durables	9.81	53.85	9.04	59.03	-0.48	0.11	-0.37
[Cash]	2.14	0.25	0.00	0.00	0.00	-0.87	-0.87
Consumer Services	2.08	57.49	5.82	85.23	-0.30	-1.17	-1.47
Health Technology	9.90	35.89	9.39	55.54	-1.80	-0.01	-1.81
Total	**100.00**	**51.29**	**100.00**	**43.22**	**9.73**	**-1.66**	**8.07**

Source: FactSet

Performance Attribution Analysis By Economic Sector
March 31, 2008 – March 31, 2013

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	16.97	44.85	14.39	-19.09	13.06	0.25	13.31
Energy Minerals	10.05	30.83	9.82	22.53	2.48	0.08	2.57
Industrial Services	2.41	72.79	2.47	-6.43	2.40	0.15	2.56
Consumer Durables	2.37	198.40	1.17	34.07	1.57	0.35	1.92
Producer Manufacturing	9.44	34.19	7.96	14.64	2.30	-0.63	1.66
Communications	3.78	84.37	3.27	43.65	1.25	0.29	1.54
Transportation	2.72	72.79	1.99	52.26	0.77	0.32	1.08
Health Services	2.28	107.19	2.20	63.19	0.57	0.11	0.69
Non-Energy Minerals	1.19	-34.11	1.18	-31.56	0.14	0.39	0.53
Utilities	3.37	26.66	3.94	31.71	0.24	0.18	0.43
Process Industries	1.48	83.40	2.64	41.36	0.44	-0.15	0.29
Retail Trade	4.32	105.59	6.07	77.83	1.30	-1.05	0.25
Commercial Services	0.07	18.78	0.91	27.79	0.03	0.09	0.12
Technology Services	4.89	64.31	6.39	49.37	0.67	-0.62	0.06
Consumer Non-Durables	10.33	66.11	9.10	71.92	-0.67	0.16	-0.52
[Cash]	2.27	1.30	0.00	0.00	-0.02	-0.66	-0.68
Electronic Technology	9.06	52.00	11.13	45.84	-0.37	-0.75	-1.12
Consumer Services	2.20	108.89	5.23	96.64	0.13	-1.67	-1.54
Health Technology	10.65	31.68	10.13	64.66	-4.75	0.30	-4.45
Total	**100.00**	**51.12**	**100.00**	**33.02**	**21.56**	**-3.46**	**18.09**

Source: FactSet

Performance Attribution Analysis of Dividend Payers vs. Non-Payers

Source: FactSet

December 31, 2003 – March 31, 2013

	Sit Dividend Growth		S&P 500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	97.25	145.65	84.48	68.07	62.62	2.42	65.04
NO DIVIDEND	1.13	401.40	15.52	119.78	5.65	-2.96	2.68
[Cash]	1.62	16.58	0.00	0.00	--	1.33	1.33
Total	**100.00**	**144.68**	**100.00**	**75.63**	**68.27**	**0.78**	**69.05**

March 31, 2012 – March 31, 2013

	Sit Dividend Growth		S&P 500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	96.98	16.01	86.37	12.80	2.98	-0.10	2.88
NO DIVIDEND	0.56	36.42	13.63	21.31	0.23	-0.91	-0.68
[Cash]	2.46	0.08	--	--	--	-0.29	-0.29
Total	**100.00**	**15.86**	**100.00**	**13.95**	**3.21**	**-1.30**	**1.91**

December 31, 2011 – December 31, 2012

	Dividend Growth		S&P 500		Attribution Analysis		
Dividend Available	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
DIVIDEND	96.64	14.90	85.52	13.36	1.30	-0.29	1.01
NO DIVIDEND	0.64	67.49	14.48	31.14	0.26	-1.96	-1.69
[Cash]	2.72	0.08	--	--	--	-0.42	-0.42
Total	**100.00**	**14.83**	**100.00**	**15.94**	**1.57**	**-2.67**	**-1.11**

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

High Beta/Low Quality Companies have Outperformed Since the Market Low

Russell 3000 - Performance from March 9, 2009 to March 31, 2013

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	105%	131%	202%	125%	222%
Q2	148%	144%	161%	122%	196%
Q3	156%	151%	153%	145%	149%
Q4	167%	163%	140%	168%	114%
Q5 (Lowest)	223%	208%	143%	240%	120%

Stock prices with lowest return on equity appreciated the most

Companies with less healthy balance sheets appreciated the most

Russell 3000 - Performance from December 31, 2012 to March 31, 2013

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	7%	7%	12%	6%	11%
Q2	10%	12%	13%	13%	12%
Q3	13%	11%	12%	12%	11%
Q4	13%	13%	13%	12%	8%
Q5 (Lowest)	13%	12%	5%	13%	14%

Source: FactSet Research Systems, March 31, 2013

Slowing Growth Favors Quality


Average Performance by Quality during periods of profits deceleration
Last Six Cycles, 1986 to 2010
30%
25%
20%
15%
10%
5%
0%
Average Performance over Period
27%
21%
21%
15%
18%
7%
2%
A+
A
A-
B+
B
B-
C&D
June 1988 to Dec 1991
Mar 1995 to Sep 1998
Mar 2000 to Dec 2001
Dec 2003 to Jun 2005
Mar 2006 to Mar 2009
Mar 2010 to now
Source: BofA Merrill Lynch US Quantitative Strategy

Source: Bank of America/Merrill Lynch, December 16, 2010

III. The Environment for Dividends

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average


S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.3%; December 31, 2010 = 1.8%
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10

Return Analysis by Decade

S&P 500 Total Return: Price and Dividend Contribution

	Total Return	Price Appreciation	Income Return	As a Share of Total Return	
				Price App.	Div. Income
1930's	0.1%	(5.3%)	5.7%	na	na
1940's	8.9%	3.0%	5.7%	33.6%	64.5%
1950's	18.9%	13.6%	4.7%	72.0%	24.7%
1960's	7.7%	4.4%	3.1%	57.2%	41.0%
1970's	5.8%	1.6%	4.1%	27.8%	71.1%
1980's	17.2%	12.6%	4.1%	73.2%	23.8%
1990's	18.0%	15.3%	2.3%	85.1%	12.9%
2000's	(0.9%)	(2.7%)	1.8%	na	na
2010	11.8%	10.3%	1.3%	87.7%	11.1%
2003-2010	6.3%	4.3%	1.9%	68.1%	30.6%
1930-2010	9.2%	5.1%	3.9%	55.5%	42.3%

Source: Ibbotson, Robert Shiller, Factset, Morgan Stanley Research

Source: Bank of America/Merrill Lynch, November 2010

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividends are an Important Driver of Long-Term Returns

S&P 500



2,000
1,500
1,000
500
-
S&P 500 Total Return
S&P 500 Price Return
1,842
938
12/84
12/87
12/90
12/93
12/96
12/99
12/02
12/05
12/08
12/11

Source: Bloomberg and Sit Investment Associates, March 31, 2013

Dividends are an Important Driver of Long-Term Returns

S&P 500



S&P 500 Total Return
S&P 500 Price Return
1,842
938

Travelers



Travelers Total Return
Travelers Price Return
3,086
1,256

Emerson Electric



Emerson Total Return
Emerson Price Return
2,121
971

NextEra Energy



NextEra Energy Total Return
NextEra Energy Price Return
2,764
694

Source: FactSet and Sit Investment Associates

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 9.0% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 2.1% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.4% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11

	December 1973 to March 2013		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.6%	17.0%	-1.4%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	14.9%	8.7%	6.2%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.

** Average annualized Q/Q US real GDP growth during the period = 3.0%.

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

An Economic Recovery will be Constrained by Structural Factors



Chart 1: How much debt to eliminate?
Household debt to income ratio
1.5
1.3
1.1
0.9
0.7
0.5
0.3
Need to extinguish $1.75tn in household debt to return to long-term trendline
Need to extinguish $4.35tn in household debt to return to 1990-2000 average
52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08
Source: Federal Reserve, Banc of America Securities-Merrill Lynch



US Personal Savings Rate



GOVERNMENT DEBT AS % OF GDP*:
U.S.
%
80
70
60
50
40
© BCA Research 2010
1990 1994 1998 2002 2006 2010 2014
* SOURCE: IMF



Share of Unemployed Described as 'Permanent' Job Loss
60%
55%
50%
45%
40%
35%
30%
25%
20%
1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics

Relative Performance of High Dividend Yield and High Dividend Growth

Relative performance of high dividend yield and high dividend growth



High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Source: BAS-ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source: Merrill Lynch, December 2009

Growth Matters more than Level of the Dividend

Average Relative Return by Quintile of Dividend Yield and Change in Dividend per Share

June 1969 - November 2010

Dividend Yield	Increase in Dividend per Share: Highest	Q2	Q3	Q4	Lowest
Highest	2.7%	2.5%	3.9%	2.7%	1.4%
Q2	9.6%	5.3%	6.7%	7.0%	1.6%
Q3	10.9%	5.2%	0.8%	0.3%	(2.1%)
Q4	6.1%	2.2%	2.0%	(1.4%)	(2.1%)
Lowest	1.3%	2.2%	(2.7%)	(4.8%)	(5.6%)

Source: Factset, Morgan Stanley Research Note: Annualized 3-Month Returns

Source: Morgan Stanley Research, January 3, 2011

Risk Reward Historically Most Attractive in "Quintile 2"


Average annual returns vs. downside risk of quintiles by dividend yield in the Russell 1000, 1984-2011—Quintile 2 has offered the highest total return and the lowest downside risk
17%
16%
15%
14%
13%
12%
Avg 12-Mth Rolling Returns
Quintile 2
Quintile 1 (High)
Quintile 3
No Dividend
Quintile 5 (Low Dividend)
Quintile 4
15%
17%
19%
21%
23%
25%
Risk - Probability of Loss

Source: Russell, BofA Merrill Lynch US Equity & US Quant Strategy

Performance Attribution Analysis By Economic Sector December 31, 2003 – March 31, 2013

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Dividend Yield*	Port. Average Weight	Port. Total Return	Bench. Average Weight	Bench. Total Return	Selection + Interaction	Allocation Effect	Total Effect
Dividend Yield Quintile 1	26.51	191.27	20.41	79.20	21.84	3.15	24.99
Dividend Yield Quintile 2	29.53	138.77	20.26	88.67	15.30	0.56	15.86
Dividend Yield Quintile 3	26.34	154.21	19.67	77.33	15.46	2.29	17.75
Dividend Yield Quintile 4	14.07	50.96	19.84	29.71	6.98	3.02	10.00
Dividend Yield Quintile 5	1.94	290.84	19.83	99.83	4.04	-3.22	0.82
[Cash]	1.62	16.58	0.00	0.00	--	-0.37	-0.37
Total	**100.00**	**144.68**	**100.00**	**75.63**	**63.63**	**5.43**	**69.05**

Source: Bank of America/Merrill Lynch, September 14, 2012 and FactSet Research Systems, March 31, 2013

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends



Gross Cash as % of market cap
1,400
1,200
1,000
800
600
400
200
0
14%
12%
10%
8%
6%
4%
2%
1982
1984
1986
1987
1989
1990
1992
1994
1995
1997
1998
2000
2001
2003
2005
2006
2008
2009
2011
Cash of S&P 500 ex. Financials ($bn, lhs)
Cash / Mkt Cap (rhs)

Source: Deutsche Bank



Net Debt as % of market cap
60%
50%
40%
30%
20%
10%
1982
1984
1986
1987
1989
1990
1992
1994
1995
1997
1998
2000
2001
2003
2005
2006
2008
2009
2011
Recession
Net Debt / Mkt Cap (S&P 500 ex. Financials)

Source: Deutsche Bank

Source: Deutsche Bank Research, August 5, 2012

U.S. Companies Should Deploy Excess Cash

S&P 500 surplus free cash flow


600
500
400
300
200
100
0
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
S&P 500 Surplus FCF (lhs)
% of Market cap(rhs)

Source: Company Financial Reports, First Call, Compustat, Deutsche Bank Markets Research

Uses of free cash flow as a share of total


% of FCF
140%
120%
100%
80%
60%
40%
20%
0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Acquisitions
Share Repurchases
Dividends

Source: FactSet, S&P, BofA Merrill Lynch US Equity Strategy

S&P 500 announced and completed buybacks, 1Q08-4Q10


$120
$100
$80
$60
$40
$20
$0
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Announced
Completed

Note: 4Q10 is QTD as of 11/30/10

Source: Bloomberg, BofA Merill Lynch US Equity Strategy

Most of capex has been maintenance capex: S&P 500 Capex/D&A (trailing 4 qtrs) 1995-now


1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
S&P ex. Financials
S&P ex. Energy & Financials
S&P ex. Energy, Financials & Utilities

Source: FactSet, BofA Merill Lynch US Equity Strategy

Source: Deutsche Bank Research, May 25, 2012 and Bank of America/Merrill Lynch, December 8, 2010

U.S. Companies Should Deploy Excess Cash


1,200
1,000
800
600
400
200
0
1982
1984
1985
1986
1987
1988
1989
1991
1992
1993
1994
1995
1996
1998
1999
2000
2001
2002
2003
2005
2006
2007
2008
2009
2010
2012
Recession
Cash of S&P 500 ex Financials ($bn)

Source: Company Financial Reports, Compustat, Deutsche Bank Markets Research

Source: Deutsche Bank Research, May 25, 2012 and Bank of America/Merrill Lynch, December 8, 2010

Mean Reversion Expected for Payouts and Yields


S&P 500 Dividend Payout Ratio
Average Since 1900 = 56%; March 2013 = 33%
Based on Trailing 12 Month Operating Earnings
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10
Payout Ratio
Historical Average


S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.3%; March 31, 2013 = 2.0%
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10
Dividend Yield
Historical Average

Source: Robert Shiller, Ned Davis Research, Barra, Standard and Poors, Ibbotson, Thomson Financial, and Morgan Stanley Research, March 31, 2013

S&P 500 Dividends and Share Buybacks Since 2000



% Change from Year Earlier
S&P Dividends
S&P Share Buybacks
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
5
-6
0
5
13
35
36
40
-30
-43
51
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
Dividends
Buybacks

<u>Dividends are likely to gain favor over buybacks:</u>

- Credit crisis demonstrates how "excess capital" for buybacks can be temporary
- Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Source: Standard & Poors and Sit Investment Associates, Inc. March 31, 2013

Dividends Now Exceed Buybacks, (Likely) Driven by Changes in Incentives



S&P 500 Dividends and Buybacks*
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dividends
Buybacks
12/1/2001
6/1/2002
12/1/2002
6/1/2003
12/1/2003
6/1/2004
12/1/2004
6/1/2005
12/1/2005
6/1/2006
12/1/2006
6/1/2007
12/1/2007
6/1/2008
12/1/2008
6/1/2009
12/1/2009
6/1/2010
12/1/2010
6/1/2011
12/1/2011
6/1/2012

*Rolling 3-Year Average Net Buybacks vs. Dividends

More CEOs Now Receive Restricted Stock Than Options



Percentage of CEOs from S&P 500 Companies
Receiving Equity-Based Compensation
1992 Through 2010
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
CEOs with Option Grants
CEOs with Restricted Stock Grants
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Source Murphy, Kevin J., "Executive Compensation: Where We Are, and How We Got There", *Handbook of the Economics of Finance, Forthcoming.*

Source: Deutsche Bank Research and Sit Investment Associates, Inc., October 9, 2012 and Morgan Stanley Research, May 29, 2012

Demographic Trends

Demographics argue for an increase in demand for yield
Percentage of US population older than 65



25%
20%
15%
10%
5%
0%
'90
'95
'00
'05
'10
'15
'20
'25
'30
'35
'40
'45
'50

Source: U.S. Census Bureau, Population Division

Bonds have seen record inflows since 2007, suggesting a growing demand for safe income (cumulative flows to equities and bonds in $bn)



Bonds
Equities
500
450
400
350
300
250
200
150
100
50
0
1/07
4/07
7/07
10/07
1/08
4/08
7/08
10/08
1/09
4/09
7/09
10/09
1/10
4/10
7/10

Source: Lipper FMI

The proportion of assets in equity income funds has been *decreasing*
Total return funds as % of equity funds, '88 to '10



40%
38%
36%
34%
32%
30%
28%
26%
24%
22%
20%
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
Total return funds as % of Equity Funds

Source: BofA Merrill Lynch Global Research, Strategic Insight

Source: Bank of America/Merrill Lynch, September 28, 2010

Diversification is Important, Even Among Dividend Paying Stocks


ISHARES TR DJ US FINL SEC DJ US FINL SEC
IYF
12/29/06 to 12/30/11
12/29/06 to 12/30/11
High: 122.20
Low: 23.15
Last: 49.05
USD
50 day moving avg
200 day moving avg
120
100
80
60
40
Relative to S&P 500
12/29/06 = 100, -53.0%
100
80
60
2007
2008
2009
2010
2011


ISHARES TR DJ US REAL ESTATE DJ US REAL EST
IYR
12/29/06 to 12/30/11
12/29/06 to 12/30/11
High: 94.99
Low: 20.98
Last: 56.81
USD
50 day moving avg
200 day moving avg
80
60
40
20
Relative to S&P 500
12/29/06 = 100, -23.1%
100
80
60
2007
2008
2009
2010
2011

Yields have declined in "traditional" dividend paying sectors


US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies
Dividend Yield
US 10 Yr Treasury Yield
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
'12


Annualized Earnings Growth of the 20 Largest US Utility Companies
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
2.0%
2.4%
0.4%
1990 to 1999
2000 to 2009
2010 to 2012*

Source: FactSet and Sit Investment Associates, March 31, 2013

Capital Goods (Largest 30 Companies in U.S.)
Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
44%
24%
2000
Now


Free Cash Flow ($ Million)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$30,104
$59,047
2000
Now


Sales per Employee ($ Thousand)
$350
$300
$250
$200
$150
$100
$50
$0
$202
$325
2000
Now


Trough Trailing 4 Quarter Operating Margin
10%
9%
9%
8%
8%
7%
7.9%
9.3%
2002 Downturn
2008 Downturn

Source: FactSet Research Systems, March 31, 2013

Technology (Largest 30 Companies in U.S.)
Structural Improvement in Fundamentals Enhances Dividend Potential



Net Debt to Capitalization
0%
-20%
-40%
-60%
-80%
-100%
-120%
-140%
-160%
-180%
-66%
-167%
2000
Now



Free Cash Flow ($ Million)
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$180,984
$31,559
2000
Now



Sales per Employee ($ Thousand)
$600
$500
$400
$300
$200
$100
$0
$503
$357
2000
Now

Dividend Yields for Select Technology Companies

Company	Div Yield	ROE	Net Debt/ Cap	PE Ratio
Automatic Data Processing Inc.	2.8%	22%	-22%	19x
Intel Corp.	4.3%	23%	-7%	11x
Linear Technology Corp.	2.7%	57%	-30%	15x
Microsoft Corp.	3.3%	23%	-62%	11x
Analog Devices Inc.	3.0%	16%	-63%	14x
Ericsson ADR	2.8%	4%	-29%	13x
Applied Materials Inc.	2.6%	0%	2%	12x
Accenture PLC	2.2%	62%	-103%	16x
International Business Machines Corp.	1.7%	85%	42%	12x
QUALCOMM Inc.	1.5%	21%	-37%	18x
Average:	**2.7%**	**31%**	**-31%**	**14x**

Source: FactSet Research Systems, March 31, 2013

Corporations Now Refocusing on Dividends Relative to the 1990's



Number of Dividend Payers
Within the S&P 500
480
460
440
420
400
380
360
340
320
300
469
394
351
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010



S&P 500 LTM Dividends and Operating EPS, Y/Y Growth*
Through March 2012
40%
20%
0%
-20%
-40%
100%
75%
50%
25%
0%
-25%
-50%
-75%
-100%
Dec '90
Dec '95
Dec '00
Dec '05
Dec '10
Dividend Growth (L)
Operating Earnings Growth (R)

* Using estimated 4Q10 operating earnings

Source: Standard & Poors, Sit Investment Associates, Inc., October 18, 2011

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

The Environment For Dividends - Summary

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time

- Dividends will make up a significant portion of overall returns in a low return, slow growth environment

- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions

- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows

- Demographics (i.e., aging population) point to a preference for income-generating securities

- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital

- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

IV. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of .88 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Over 55% of holdings in SIA growth portfolios
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations. ADR's account for 2.0% of the portfolio while another 11.2% is invested in foreign securities traded on U.S. exchanges.
- Equal proportion of dividend growth companies and higher yielding securities

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth Portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - Consistency of earnings, cash flow generation
  - Emphasis on balance sheet strength, includes low debt and strong cash flow;
  - Shareholder "friendly" management teams committed to returning excess capital to shareholders; and
  - High current dividend yield or potential for significant dividend increases over time.

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2013

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ADP	AUTOMATIC DATA PROCESSING I	0.8%	2.7%	61%	10%
ALV	AUTOLIV INC	0.6%	2.9%	37%	3%
AMAT	APPLIED MATLS INC	0.5%	3.0%	82%	9%
BMY	BRISTOL MYERS SQUIBB CO	1.1%	3.4%	78%	8%
CVX	CHEVRON CORP NEW	3.4%	3.0%	30%	4%
DEO	DIAGEO P L C	1.0%	2.3%	51%	11%
EMR	EMERSON ELEC CO	1.2%	3.0%	46%	9%
ETN	EATON CORP PLC	0.6%	2.8%	44%	11%
FCX	FREEPORT-MCMORAN COPPER & G	0.6%	3.9%	41%	N/A
GE	GENERAL ELECTRIC CO	1.1%	3.3%	50%	10%
GIS	GENERAL MLS INC	1.1%	3.1%	56%	7%
INTC	INTEL CORP	1.1%	4.2%	45%	8%
JNJ	JOHNSON & JOHNSON	2.0%	3.0%	47%	6%
JPM	JPMORGAN CHASE & CO	1.9%	2.5%	22%	6%
KMI	KINDER MORGAN INC DEL	1.4%	3.8%	88%	12%
KYN	KAYNE ANDERSON MLP INVSMNT	1.2%	6.4%	100%	2%
LLTC	LINEAR TECHNOLOGY CORP	0.4%	2.8%	61%	11%
MCD	MCDONALDS CORP	1.1%	3.1%	57%	9%
MMC	MARSH & MCLENNAN COS INC	1.5%	2.4%	42%	12%
MMM	3M CO	0.8%	2.4%	40%	10%
MRK	MERCK & CO INC NEW	1.5%	3.8%	47%	4%
MSFT	MICROSOFT CORP	1.7%	3.2%	33%	9%
NEE	NEXTERA ENERGY INC	1.1%	3.4%	58%	7%
OXY	OCCIDENTAL PETE CORP DEL	1.9%	3.2%	37%	8%
PEP	PEPSICO INC	2.1%	2.7%	52%	9%
PFE	PFIZER INC	2.0%	3.3%	44%	5%
PG	PROCTER & GAMBLE CO	2.1%	2.8%	55%	9%
PM	PHILIP MORRIS INTL INC	1.4%	3.6%	64%	12%
PNNT	PENNANTPARK INVT CORP	0.5%	10.0%	99%	5%
PRE	PARTNERRE LTD	0.9%	2.8%	26%	10%
RCI	ROGERS COMMUNICATIONS INC	1.2%	3.4%	50%	15%
RDS.B	ROYAL DUTCH SHELL PLC	1.0%	5.1%	44%	4%
SDRL	SEADRILL LIMITED	0.7%	9.3%	100%	17%
TYY	TORTOISE ENERGY CAP CORP	0.5%	5.2%	100%	N/A
UGI	UGI CORP NEW	0.6%	2.8%	48%	13%
UPS	UNITED PARCEL SERVICE INC	0.9%	3.0%	55%	9%
USB	US BANCORP DEL	1.1%	2.3%	27%	8%
VR	VALIDUS HOLDINGS LTD	0.9%	3.2%	33%	8%
VZ	VERIZON COMMUNICATIONS INC	2.4%	4.2%	86%	8%
WEC	WISCONSIN ENERGY CORP	0.9%	3.2%	59%	5%
WFC	WELLS FARGO & CO NEW	1.4%	2.7%	29%	10%
WMT	WAL-MART STORES INC	1.1%	2.5%	37%	9%
	Total	**51%**			
	Average		**3.6%**	**54%**	**9%**
	Median		**3.1%**	**49%**	**9%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AAPL	APPLE INC	1.0%	2.5%	25%	13%
ABT	ABBOTT LABS	0.7%	1.6%	24%	13%
ACE	ACE LTD	1.3%	2.2%	26%	9%
ACN	ACCENTURE PLC IRELAND	1.5%	2.1%	40%	11%
ADT	THE ADT CORPORATION	0.5%	1.1%	29%	11%
ALL	ALLSTATE CORP	0.7%	2.0%	24%	10%
AMP	AMERIPRISE FINL INC	1.3%	2.5%	31%	14%
AVGO	AVAGO TECHNOLOGIES LTD	0.7%	2.2%	28%	13%
BAX	BAXTER INTL INC	1.4%	2.5%	39%	10%
BEN	FRANKLIN RES INC	1.2%	0.8%	12%	14%
BRCM	BROADCOM CORP	0.8%	1.3%	16%	16%
CAH	CARDINAL HEALTH INC	0.7%	2.6%	32%	11%
CHRW	C H ROBINSON WORLDWIDE INC	0.7%	2.4%	50%	13%
CL	COLGATE PALMOLIVE CO	0.6%	2.3%	50%	9%
COH	COACH INC	0.5%	2.4%	33%	12%
COV	COVIDIEN PLC	1.4%	1.5%	24%	10%
CVS	CVS CAREMARK CORPORATION	1.3%	1.6%	25%	13%
DE	DEERE & CO	0.7%	2.4%	25%	9%
EQT	EQT CORP	0.5%	0.2%	8%	32%
FLS	FLOWSERVE CORP	0.6%	1.0%	19%	14%
FRC	FIRST REP BK SAN FRANCISCO	0.8%	1.1%	14%	13%
GS	GOLDMAN SACHS GROUP INC	0.9%	1.4%	14%	8%
HD	HOME DEPOT INC	1.0%	2.2%	49%	15%
HON	HONEYWELL INTL INC	1.5%	2.2%	36%	11%
IBM	INTERNATIONAL BUSINESS MACH	2.9%	1.6%	22%	10%
IP	INTL PAPER CO	0.9%	2.5%	46%	14%
MCK	MCKESSON CORP	0.8%	0.7%	11%	14%
MCO	MOODYS CORP	0.7%	1.5%	26%	13%
MPC	MARATHON PETE CORP	1.5%	1.6%	14%	8%
MRO	MARATHON OIL CORP	1.0%	2.0%	27%	11%
NKE	NIKE INC	1.0%	1.4%	31%	12%
NOV	NATIONAL OILWELL VARCO INC	0.8%	0.7%	9%	13%
OII	OCEANEERING INTL INC	0.7%	1.1%	26%	17%
ORCL	ORACLE CORP	1.0%	0.7%	9%	10%
QCOM	QUALCOMM INC	1.8%	1.5%	24%	16%
SNA	SNAP ON INC	1.5%	1.9%	29%	12%
SWK	STANLEY BLACK & DECKER INC	1.2%	2.5%	39%	10%
SYK	STRYKER CORP	1.1%	1.6%	26%	9%
TEL	TE CONNECTIVITY LTD	0.5%	2.0%	29%	15%
TGT	TARGET CORP	1.3%	2.1%	32%	12%
TJX	TJX COS INC NEW	0.9%	1.0%	18%	13%
TRV	TRAVELERS COMPANIES INC	1.1%	2.2%	30%	13%
TUP	TUPPERWARE BRANDS CORP	0.8%	3.1%	49%	13%
TYC	TYCO INTERNATIONAL LTD	0.9%	2.0%	40%	17%
UNH	UNITEDHEALTH GROUP INC	1.1%	1.4%	17%	10%
UNP	UNION PAC CORP	1.0%	2.0%	33%	14%
UTX	UNITED TECHNOLOGIES CORP	1.2%	2.3%	40%	11%
VIAB	VIACOM INC NEW	0.7%	1.8%	27%	14%
	Total	**49%**			
	Average		**1.8%**	**28%**	**13%**
	Median		**1.9%**	**27%**	**13%**

Source: FactSet Research Systems

Industry Sector Portfolio Evaluation
Sit Dividend Growth
March 31, 2013

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER & GOLD	5,610	0.6
		0.6

PRODUCER MANUFACTURING	$000	% EQUITY
HONEYWELL INTERNATIONAL INC	14,249	1.5
EMERSON ELECTRIC CO	10,867	1.2
UNITED TECHNOLOGIES CORP	10,782	1.2
GENERAL ELECTRIC CO	10,362	1.1
TYCO INTL LTD NEW	8,218	0.9
3M CO	7,814	0.8
DEERE & CO	6,612	0.7
EATON CORP PLC	5,947	0.6
AUTOLIV INC	5,400	0.6
FLOWSERVE CORP	5,283	0.6
THE ADT CORPORATION	5,065	0.5
		9.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	26,513	2.9
QUALCOMM INC	16,360	1.8
INTEL CORP	10,236	1.1
APPLE INC	9,241	1.0
BROADCOM CORP	7,421	0.8
AVAGO TECHNOLOGIES LTD	6,749	0.7
APPLIED MATERIALS INC	4,807	0.5
TE CONNECTIVITY LTD	4,210	0.5
LINEAR TECHNOLOGY CORP	3,545	0.4
		9.7

CONSUMER DURABLES	$000	% EQUITY
SNAP-ON INC	13,530	1.5
STANLEY BLACK & DECKER INC	11,388	1.2
TUPPERWARE BRANDS CORP	7,209	0.8
		3.5

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	31,012	3.4
OCCIDENTAL PETROLEUM CORP	17,351	1.9
MARATHON PETROLEUM CORP	13,485	1.5
ROYAL DUTCH SHELL PLC ADR	9,178	1.0
MARATHON OIL CORP	8,808	1.0
EQT CORP	4,787	0.5
		9.2

PROCESS INDUSTRIES	$000	% EQUITY
INTL PAPER CO	7,951	0.9
		0.9

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	18,287	2.0
PFIZER INC	18,271	2.0
MERCK & CO INC	13,768	1.5
COVIDIEN PLC	13,154	1.4
BAXTER INTERNATIONAL INC	12,777	1.4
STRYKER CORP	10,491	1.1
BRISTOL-MYERS SQUIBB CO	10,442	1.1
ABBOTT LABORATORIES	6,011	0.7
		11.2

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC/NC	19,160	2.1
PROCTER & GAMBLE CO	19,034	2.1
PHILIP MORRIS INTERNATIONAL INC	12,942	1.4
GENERAL MILLS INC	10,503	1.1
NIKE INC	9,093	1.0
DIAGEO PLC ADR	8,903	1.0
COLGATE-PALMOLIVE CO	5,937	0.6
COACH INC	4,669	0.5
		9.8

INDUSTRIAL SERVICES	$000	% EQUITY
NATIONAL OILWELL VARCO INC	7,659	0.8
OCEANEERING INTERNATIONAL INC	6,003	0.7
SEADRILL LTD	5,995	0.7
		2.1

COMMERCIAL SERVICES	$000	% EQUITY
MOODYS CORP	6,222	0.7
		0.7

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	15,452	1.7
ACCENTURE PLC	13,986	1.5
ORACLE CORP	9,285	1.0
AUTOMATIC DATA PROCESSING INC	7,534	0.8
		5.0

HEALTH SERVICES	$000	% EQUITY
UNITEDHEALTH GROUP INC	9,889	1.1
MCKESSON CORP	7,028	0.8
CARDINAL HEALTH INC	6,530	0.7
		2.5

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	10,268	1.1
VIACOM INC NEW	6,873	0.7
		1.9

RETAIL TRADE	$000	% EQUITY
CVS CAREMARK CORP	12,307	1.3
TARGET CORP	11,924	1.3
WAL-MART STORES INC	10,514	1.1
HOME DEPOT INC	9,539	1.0
TJX COS INC	8,111	0.9
		5.7

TRANSPORTATION	$000	% EQUITY
UNION PACIFIC CORP	9,584	1.0
UNITED PARCEL SERVICE INC	8,126	0.9
CH ROBINSON WORLDWIDE INC	6,564	0.7
		2.6

UTILITIES	$000	% EQUITY
KINDER MORGAN INC	13,089	1.4
NEXTERA ENERGY INC	10,401	1.1
WISCONSIN ENERGY CORP	8,587	0.9
UGI CORP	5,920	0.6
		4.1

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	17,499	1.9
MARSH & MCLENNAN COS INC	13,741	1.5
WELLS FARGO & CO	12,965	1.4
ACE LTD	11,833	1.3
AMERIPRISE FINANCIAL INC	11,762	1.3
KAYNE ANDERSON MLP INVSM	11,225	1.2
FRANKLIN RESOURCES INC	10,647	1.2
US BANCORP	10,461	1.1
TRAVELERS COS INC/THE	10,440	1.1
PARTNERRE LTD	8,371	0.9
VALIDUS HOLDINGS LTD	8,251	0.9
GOLDMAN SACHS GROUP INC	8,152	0.9
FIRST REPUBLIC BANK/CA	7,249	0.8
ALLSTATE CORP	6,028	0.7
TORTOISE ENERGY CAPITAL CORP	4,635	0.5
PENNANTPARK INVESTMENT CORP	4,547	0.5
		17.1

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS INC	22,004	2.4
ROGERS COMMUNICATIONS INC	11,274	1.2
		3.6

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Sit Dividend Growth Fund

March 31, 2013
(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.5x	5.5%	2.4%	11.1%	9.2%	35%
S&P 500 Index	15.6x	4.9%	1.8%	10.0%	6.9%	28%
Russell 1000 Growth Index	17.3x	4.6%	1.1%	11.6%	9.6%	19%
Russell 1000 Value Index	15.2x	5.0%	1.7%	6.7%	3.4%	25%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'11-'12 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	9.7	8%	10%	16.3%	10.6%	14.5%
S&P 500 Index	17.9	8%	10%	12.0%	7.7%	25.1%
Russell 1000 Growth Index	18.7	12%	13%	13.7%	8.8%	20.7%
Russell 1000 Value Index	23.9	4%	10%	9.6%	5.3%	26.5%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Sit Dividend Growth Fund: Dividend Increases Over the Last 12 Months
March 31, 2013

Ticker	Company Name	Indicated Dividend Rate 3/31/12	Indicated Dividend Rate 3/31/13	Change in Dividend Rate (%)
BEN	FRANKLIN RESOURCES INC.	1.08	4.16	285%
WFC	WELLS FARGO & CO.	0.58	1.10	90%
TUP	TUPPERWARE BRANDS CORP.	1.44	2.48	72%
AMP	AMERIPRISE FINANCIAL INC.	1.12	1.80	61%
AVGO	AVAGO TECHNOLOGIES LTD.	0.52	0.76	46%
GS	GOLDMAN SACHS GROUP INC.	1.40	2.00	43%
MPC	MARATHON PETROLEUM CORP.	1.00	1.40	40%
CVS	CVS CAREMARK CORP.	0.65	0.90	38%
HD	HOME DEPOT INC.	1.16	1.56	34%
BAX	BAXTER INTERNATIONAL INC.	1.34	1.80	34%
COH	COACH INC.	0.90	1.20	33%
UNH	UNITEDHEALTH GROUP INC.	0.65	0.85	31%
CAH	CARDINAL HEALTH INC.	0.86	1.10	28%
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	1.00	1.25	25%
MCO	MOODY'S CORP.	0.64	0.80	25%
SYK	STRYKER CORP.	0.85	1.06	25%
TJX	TJX COS.	0.38	0.46	21%
JPM	JPMORGAN CHASE & CO.	1.00	1.20	20%
OII	OCEANEERING INTERNATIONAL INC.	0.60	0.72	20%
TGT	TARGET CORP.	1.20	1.44	20%
VR	VALIDUS HOLDINGS LTD.	1.00	1.20	20%
ACN	ACCENTURE LTD.	1.35	1.62	20%
SWK	STANLEY WORKS	1.64	1.96	20%
KMI	KINDER MORGAN INC.	1.24	1.48	19%
OXY	OCCIDENTAL PETROLEUM CORP.	2.16	2.56	19%
WMT	WAL-MART STORES INC.	1.59	1.88	18%
FLS	FLOWSERVE CORP.	1.44	1.68	17%
NKE	NIKE INC. (CL B)	0.72	0.84	17%
TEL	TYCO ELECTRONICS LTD.	0.72	0.84	17%
QCOM	QUALCOMM INC.	0.86	1.00	16%
COV	COVIDIEN PLC	0.90	1.04	16%
MSFT	MICROSOFT CORP.	0.80	0.92	15%
UNP	UNION PACIFIC CORP.	2.40	2.76	15%
IP	INTERNATIONAL PAPER CO.	1.05	1.20	14%
ALL	ALLSTATE CORP.	0.88	1.00	14%
IBM	INTERNATIONAL BUSINESS MACHINES CORP.	3.00	3.40	13%
WEC	WISCONSIN ENERGY CORP.	1.20	1.36	13%
AMAT	APPLIED MATERIALS INC.	0.32	0.36	13%
TRV	TRAVELERS COS. INC.	1.64	1.84	12%
GE	GENERAL ELECTRIC CO.	0.68	0.76	12%
SNA	SNAP-ON INC.	1.36	1.52	12%
UTX	UNITED TECHNOLOGIES CORP.	1.92	2.14	11%
ALV	AUTOLIV INC.	1.80	2.00	11%
CVX	CHEVRON CORP.	3.24	3.60	11%
DE	DEERE & CO.	1.84	2.04	11%
ETN	EATON CORP.	1.52	1.68	11%
PM	PHILIP MORRIS INTERNATIONAL INC.	3.08	3.40	10%
ADP	AUTOMATIC DATA PROCESSING INC.	1.58	1.74	10%
HON	HONEYWELL INTERNATIONAL INC.	1.49	1.64	10%
BRCM	BROADCOM CORP.	0.40	0.44	10%
MCD	MCDONALD'S CORP.	2.80	3.08	10%
NEE	FPL GROUP INC.	2.40	2.64	10%
VIAB	VIACOM INC. (CL B)	1.00	1.10	10%
PFE	PFIZER INC.	0.88	0.96	9%
UPS	UNITED PARCEL SERVICE INC. (CL B)	2.28	2.48	9%
NOV	NATIONAL OILWELL VARCO INC.	0.48	0.52	8%
GIS	GENERAL MILLS INC.	1.22	1.32	8%
DEO	DIAGEO PLC (ADS)	2.64	2.85	8%
KYN	KAYNE ANDERSON MLP INVESTMENT CO.	2.04	2.20	8%
MMM	3M CO.	2.36	2.54	8%
INTC	INTEL CORP.	0.84	0.90	7%
PG	PROCTER & GAMBLE CO.	2.10	2.25	7%
JNJ	JOHNSON & JOHNSON	2.28	2.44	7%
CL	COLGATE-PALMOLIVE CO.	2.32	2.48	7%
RCI	ROGERS COMMUNICATIONS INC. (CL B)	1.59	1.69	6%
SDRL	SEADRILL LTD.	3.20	3.40	6%
CHRW	C.H. ROBINSON WORLDWIDE INC.	1.32	1.40	6%
MMC	MARSH & MCLENNAN COS.	0.88	0.92	5%
PEP	PEPSICO INC.	2.06	2.15	4%
ACE	ACE LTD.	1.88	1.96	4%
LLTC	LINEAR TECHNOLOGY CORP.	1.00	1.04	4%
UGI	UGI CORP.	1.04	1.08	4%
PRE	PARTNERRE LTD.	2.48	2.56	3%
VZ	VERIZON COMMUNICATIONS INC.	2.00	2.06	3%
BMY	BRISTOL-MYERS SQUIBB CO.	1.36	1.40	3%
EMR	EMERSON ELECTRIC CO.	1.60	1.64	3%
TYY	TORTOISE ENERGY CAPITAL CORP.	1.64	1.68	2%
MRK	MERCK & CO.	1.68	1.72	2%
RDS.B	ROYAL DUTCH SHELL PLC (ADS)	3.44	3.44	0%
MRO	MARATHON OIL CORP.	0.68	0.68	0%
MCK	MCKESSON CORP.	0.80	0.80	0%
ORCL	ORACLE CORP.	0.24	0.24	0%
PNNT	PENNANTPARK INVESTMENT CORP.	1.12	1.12	0%
USB	U.S. BANCORP	0.78	0.78	0%
ABT	ABBOTT LABORATORIES	n/a	0.56	n/a
EQT	EQT CORP.	n/a	0.12	n/a
TYC	TYCO INTL	n/a	0.60	n/a
AAPL	APPLE INC.	-	10.60	n/a
ADT	ADT CORPORATION	-	0.50	n/a
FRC	FIRST REPUBLIC BANK CALIFORNIA	-	0.40	n/a

Summary Statistics	Sit Dividend Growth	S&P 500
Median Dividend Increase	11.3%	10.0%
Total Number of Dividend Increases / Total Number of Holdings	82 / 90 (91%)	312 / 500 (62%)

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Top 25 Holdings
Sit Dividend Growth Fund
March 31, 2013

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2013 P/E Ratio
CHEVRON CORP	ENERGY MINERALS	$ 31,012	3.4%	0.6%	9 x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	26,513	2.9%	10.0%	12 x
VERIZON COMMUNICATIONS INC	COMMUNICATIONS	22,004	2.4%	8.4%	18 x
PEPSICO INC/NC	CONSUMER NON - DURABLES	19,160	2.1%	8.8%	18 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	19,034	2.1%	8.5%	19 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	18,287	2.0%	6.0%	15 x
PFIZER INC	HEALTH TECHNOLOGY	18,271	2.0%	4.5%	13 x
JPMORGAN CHASE & CO	FINANCE	17,499	1.9%	5.9%	9 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	17,351	1.9%	4.2%	11 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	16,360	1.8%	16.0%	14 x
MICROSOFT CORP	TECHNOLOGY SERVICES	15,452	1.7%	9.5%	10 x
HONEYWELL INTERNATIONAL INC	PRODUCER MANUFACTURING	14,249	1.5%	11.0%	15 x
ACCENTURE PLC	TECHNOLOGY SERVICES	13,986	1.5%	10.9%	18 x
MERCK & CO INC	HEALTH TECHNOLOGY	13,768	1.5%	3.7%	12 x
MARSH & MCLENNAN COS INC	FINANCE	13,741	1.5%	12.4%	15 x
SNAP-ON INC	CONSUMER DURABLES	13,530	1.5%	12.0%	14 x
MARATHON PETROLEUM CORP	ENERGY MINERALS	13,485	1.5%	7.7%	8 x
COVIDIEN PLC	HEALTH TECHNOLOGY	13,154	1.4%	6.9%	15 x
KINDER MORGAN INC	UTILITIES	13,089	1.4%	26.0%	30 x
WELLS FARGO & CO	FINANCE	12,965	1.4%	8.2%	10 x
PHILIP MORRIS INTERNATIONAL INC	CONSUMER NON - DURABLES	12,942	1.4%	11.5%	16 x
BAXTER INTERNATIONAL INC	HEALTH TECHNOLOGY	12,777	1.4%	9.8%	15 x
CVS CAREMARK CORP	RETAIL TRADE	12,307	1.3%	13.4%	14 x
TARGET CORP	RETAIL TRADE	11,924	1.3%	12.1%	15 x
ACE LTD	FINANCE	11,833	1.3%	8.8%	11 x
	TOTAL		44.1		

Number of Equity Holdings = 90

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Dividend Yield - Oriented Stock Examples

Diageo PLC ADR (DEO - $70B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- ⇨ Company has successfully reinvested in its fastest growing brands inorder to generate high and consistent single-digit organic growth.
- ⇨ Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- ⇨ Stock's valuation is below peer group, despite superior growth, consistency of returns and dividend yield.
- ⇨ Significant restructuring behind the company. Margins and cash flow have improved steadily since 2008.
- ⇨ 2.6% dividend yield, 5% free cash flow yield, 16x 2013 EPS

PartnerRe Limited (PRE- $3.6B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- ⇨ PRE has posted strong book value growth and best combined ratios in its peer group over the past 10 years
- ⇨ Following a "soft" marked period, reinsurance pricing is firming due to catastrophe losses and low intrest rates (which has reduced investment income)
- ⇨ Conservative reserving and investment portfolio has reduced both earnings and book value volatility.
- ⇨ Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- ⇨ 3.2% dividend yield, 8x 2013 EPS, 0.8x 2012E book value.

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $43B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- Industry-leading position based on its employee assets, strong client relationships, and global reach.
- Strong demand for outsourcing services provides stability.
- Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- Management's focus on controlling expenses has led to margin improvement.
- 2.3% dividend yield, 9% free cash flow yield, 15x 2013 EPS, $9 net cash/share

Snap-On (SNA- $4.6B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket/repair.

- Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 11 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor
- Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers
- 2.0% dividend yield, 13x 2013 EPS, 7% FCF yield

Equity Characteristics
Dividend Growth
March 31, 2013

	Sit Dividend Growth Fund	S&P 500	Russell 1000 Growth
Earnings Outlook - Strong Growth [1]			
2012 Projected Gain	+11.6%	+10.3%	+12.3%
2013 Projected Gain	+9.0%	+11.5%	+10.4%
5-Year Projected Growth	+10.1%	+10.4%	+14.0%
Dividend Yield			
Total Fund	+2.6%	+2.1%	+1.7%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.6%	+12.4%	+15.6%
Weighted Average Price/Earnings Ratio [2]			
FY1 Calendar P/E	14.6x	17.3x	20.9x
FY2 Calendar P/E	13.1x	14.8x	17.2x
Median Price/Earnings Ratio [2]			
FY1 Calendar P/E	14.7x	15.8x	17.5x
FY2 Calendar P/E	12.7x	13.9x	15.5x
Average P/E-to-5-Year Earnings Growth Ratio			
FY1 Calendar PEG	1.6x	1.7x	1.6x
FY2 Calendar PEG	1.5x	1.5x	1.4x
Weighted Average Market Capitalization ($MIL)	86,691	106,453	93,783

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Historical Dividend Growth
Sit Dividend Growth Fund vs. S&P 500
Annualized Dividend, Median Y/Y Growth



20%
15%
10%
5%
0%
-5%
Dividend Growth Fund
S&P 500
11.5%
10.0%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

Methodology: Annualized dividend payment based on quarterly dividend paid/announced

Source: FactSet, April 1, 2013

Historical Dividend Growth



Sit Dividend Growth Fund vs. S&P 500
Weighted Average Dividend Yield
Based on Indicated Annual Dividend Rate
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sit Dividend Growth Fund
S&P 500
2.6%
2.2%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

Source: FactSet, April 1, 2013

Components of Total Return


Sit Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$250
$225
$200
$175
$150
$125
$100
$75
$50
Dec '03
Dec '04
Dec '05
Dec '06
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
$216
$161


S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
$250
$225
$200
$175
$150
$125
$100
$75
$50
Dec '03
Dec '04
Dec '05
Dec '06
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
$171
$142

Returns shown above for the Fund are gross of fees . If fees were included, market values would be lower.

Source: Sit Investment Associates, FactSet & Compustat, March 31, 2013

Sit Dividend Growth Stock Selection Emphasis
Key Elements: Current Yield, Liquidity, Balance Sheet and Growth Potential



Backtest: Growth of $100 from Dec. 1985 to Dec. 2010
Universe: 1000 Largest U.S. Stocks, excluding Financials, REITs, Real Estate Development and Investment Trusts
Total Returns are quarterly with quintiles rebalanced quarterly
$2,900
$2,700
$2,500
$2,300
$2,100
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
12/85
12/87
12/89
12/91
12/93
12/95
12/97
12/99
12/01
12/03
12/05
12/07
12/09
Quintile 1: $3166
Quintile 2: $1799
Quintile 3: $1106
Quintile 5: $1295
Quintile 4: $1223
Non-Dividend Paying: $1167

<u>The formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):</u>

High Dividend Yield (30%)

High Free Cash Flow Yield (25%)

Low Dividend Payout Ratio (20%)

Low Net Debt to Capital (15%)

High 5 Year Historical Dividend Growth (10%)

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/10	03/11	06/11	09/11	12/11	03/12	06/12	09/12	12/12	03/13
NON-ENERGY MINERALS	1.4	1.6	1.3	1.1	1.1	1.1	0.7	0.7	0.7	0.6
PRODUCER MANUFACTURING	9.7	11.5	11.9	9.3	9.3	10.2	9.3	9.2	9.3	9.8
ELECTRONIC TECHNOLOGY	9.8	9.6	9.4	9.8	9.3	10.9	10.1	10.2	10.1	9.7
CONSUMER DURABLES	4.1	4.0	3.9	3.5	3.4	3.8	3.6	3.5	3.5	3.5
ENERGY MINERALS	10.0	10.8	10.1	9.4	10.2	9.9	9.2	9.2	9.1	9.2
PROCESS INDUSTRIES	2.3	2.1	2.3	2.6	2.1	1.9	1.5	1.5	0.6	0.9
HEALTH TECHNOLOGY	9.4	8.5	10.3	11.0	10.2	9.4	10.2	10.5	11.0	11.2
CONSUMER NON-DURABLES	10.5	9.5	9.4	10.4	10.2	9.0	9.7	9.6	10.0	9.8
INDUSTRIAL SERVICES	2.4	2.8	2.9	2.3	2.5	2.6	2.4	2.4	2.3	2.1
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.7
TECHNOLOGY SERVICES	5.7	5.3	5.1	5.0	5.1	5.4	5.6	5.8	5.1	5.0
HEALTH SERVICES	1.8	1.9	1.9	2.0	2.7	2.9	3.3	2.9	3.0	2.5
CONSUMER SERVICES	2.2	2.1	2.0	2.2	2.3	2.2	2.2	2.0	1.9	1.9
RETAIL TRADE	4.7	4.3	4.4	4.7	4.8	4.5	6.0	6.4	6.4	5.7
TRANSPORTATION	2.4	2.6	2.3	2.5	2.8	2.7	2.8	1.9	1.9	2.6
UTILITIES	3.0	3.4	3.6	3.9	4.0	3.7	3.9	4.2	4.1	4.1
FINANCE	17.1	16.0	16.6	16.5	16.5	16.6	16.1	16.3	16.6	17.1
COMMUNICATIONS	3.6	3.9	2.9	3.7	3.7	3.5	3.7	3.8	3.7	3.6
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/10	03/11	06/11	09/11	12/11	03/12	06/12	09/12	12/12	03/13
NON-ENERGY MINERALS	1.5	1.4	1.3	1.1	1.1	1.0	0.9	1.0	1.0	0.8
PRODUCER MANUFACTURING	8.2	8.6	8.4	7.6	7.9	8.0	7.8	7.6	7.6	7.8
ELECTRONIC TECHNOLOGY	11.2	11.1	10.9	11.7	11.5	12.8	11.9	12.1	11.3	10.1
CONSUMER DURABLES	1.4	1.3	1.3	1.1	1.2	1.2	1.1	1.2	1.3	1.3
ENERGY MINERALS	9.6	10.7	10.1	9.7	10.2	9.4	8.7	8.9	8.7	8.6
PROCESS INDUSTRIES	2.7	2.7	2.7	2.4	2.7	2.8	2.8	2.7	2.9	2.9
HEALTH TECHNOLOGY	8.8	8.5	9.2	9.8	9.5	9.1	9.7	9.8	10.1	10.4
CONSUMER NON-DURABLES	8.8	8.4	8.8	9.8	9.6	9.0	9.2	9.0	8.9	9.0
INDUSTRIAL SERVICES	2.6	2.9	2.8	2.3	2.3	2.2	2.0	2.2	2.2	2.2
COMMERCIAL SERVICES	1.0	1.0	1.0	0.9	0.9	0.9	0.9	0.9	0.9	0.9
TECHNOLOGY SERVICES	6.5	6.3	6.0	6.7	6.4	6.7	6.6	6.7	6.5	6.5
HEALTH SERVICES	2.2	2.3	2.4	2.4	2.3	2.3	2.2	2.1	2.1	2.1
CONSUMER SERVICES	5.3	5.4	5.7	5.7	6.0	6.0	6.2	6.2	6.4	6.5
RETAIL TRADE	6.0	5.7	5.9	6.3	6.0	6.1	6.4	6.4	6.6	6.6
TRANSPORTATION	2.0	2.0	2.0	1.9	2.0	1.8	1.9	1.7	1.6	1.7
UTILITIES	3.4	3.3	3.5	4.1	4.0	3.5	4.1	3.9	4.0	4.0
FINANCE	15.6	15.3	14.7	13.3	13.2	14.3	13.9	14.0	14.4	15.2
COMMUNICATIONS	3.2	3.1	3.1	3.3	3.2	2.9	3.5	3.5	3.4	3.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of March 31, 2013

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight + / -	Russell 1000 Growth Weight	Relative Weight + / -	Russell 1000 Value Weight	Relative Weight + / -
Non-Energy Minerals	0.6	1.0	0	0.5	0	1.5	0
Producer Manufacturing	9.8	7.6	+	9.0	0	7.0	+
Electronic Technology	9.7	11.3	-	14.2	--	4.9	++
Consumer Durables	3.5	1.3	+	1.1	+	2.3	+
Energy Minerals	9.2	8.7	0	1.4	++	14.3	--
Process Industries	0.9	2.9	-	3.8	-	2.7	-
Health Technology	**11.2**	**10.1**	**+**	**10.6**	**0**	**9.4**	**+**
Consumer Non-Durables	9.8	8.9	0	11.6	-	5.1	++
Industrial Services	2.1	2.2	0	2.4	0	2.1	0
Commercial Services	0.7	0.9	0	1.7	-	0.9	0
Technology Services	5.0	6.5	-	12.3	--	1.4	++
Health Services	2.5	2.1	0	2.1	0	2.4	0
Consumer Services	1.9	6.4	--	9.7	--	4.1	-
Retail Trade	5.7	6.6	0	9.3	--	3.6	+
Transportation	2.6	1.6	+	2.8	0	1.1	+
Utilities	4.1	4.0	0	0.8	++	6.8	-
Finance	**17.1**	**14.4**	**+**	**4.0**	**++**	**27.3**	**--**
Communications	3.6	3.4	0	2.8	0	3.3	0
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**87%**		**61%**		**61%**	

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Portfolio Market Capitalization Summary
Sit Dividend Growth
March 31, 2013

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE INC	20,875	542.81	442.66	1.0	415,683
WAL-MART STORES INC	140,500	59.94	74.83	1.1	246,374
GENERAL ELECTRIC CO	448,200	19.54	23.12	1.1	239,775
MICROSOFT CORP	540,200	28.47	28.61	1.7	239,602
INTL BUSINESS MACHINES CORP	124,300	173.35	213.30	2.9	237,725
CHEVRON CORP	261,000	101.41	118.82	3.4	230,831
JOHNSON & JOHNSON	224,300	65.17	81.53	2.0	228,042
PROCTER & GAMBLE CO	247,000	64.62	77.06	2.1	210,501
PFIZER INC	633,100	21.34	28.86	2.0	207,378
WELLS FARGO & CO	350,500	31.80	36.99	1.4	195,080
JPMORGAN CHASE & CO	368,700	39.77	47.46	1.9	181,652
PHILIP MORRIS INTERNATIONAL INC	139,600	71.19	92.71	1.4	152,767
ORACLE CORP	287,200	30.95	32.33	1.0	152,296
VERIZON COMMUNICATIONS INC	447,700	37.34	49.15	2.4	140,484
MERCK & CO INC	311,500	38.00	44.20	1.5	133,589
PEPSICO INC/NC	242,200	66.08	79.11	2.1	123,531
QUALCOMM INC	244,400	54.98	66.94	1.8	115,012
INTEL CORP	468,800	23.68	21.84	1.1	107,996
HOME DEPOT INC	136,700	44.59	69.78	1.0	104,334
MCDONALDS CORP	103,000	85.13	99.69	1.1	99,968
ROYAL DUTCH SHELL PLC ADR	137,350	71.48	66.82	1.0	86,861
UNITED TECHNOLOGIES CORP	115,400	79.37	93.43	1.2	85,793
DIAGEO PLC ADR	70,750	86.06	125.84	1.0	78,947
3M CO	73,500	86.87	106.31	0.8	73,435
GOLDMAN SACHS GROUP INC	55,400	140.10	147.15	0.9	68,499
CVS CAREMARK CORP	223,800	45.31	54.99	1.3	68,278
BRISTOL-MYERS SQUIBB CO	253,500	32.35	41.19	1.1	67,671
UNION PACIFIC CORP	67,300	101.10	142.41	1.0	66,833
US BANCORP	308,300	27.68	33.93	1.1	63,246
OCCIDENTAL PETROLEUM CORP	221,400	89.31	78.37	1.9	63,138
UNITED PARCEL SERVICE INC	94,600	73.78	85.90	0.9	62,332
HONEYWELL INTERNATIONAL INC	189,100	56.29	75.35	1.5	58,963
UNITEDHEALTH GROUP INC	172,850	52.10	57.21	1.1	58,636
ABBOTT LABORATORIES	170,200	30.28	35.32	0.7	55,476
COLGATE-PALMOLIVE CO	50,300	89.31	118.03	0.6	55,134
ACCENTURE PLC	184,100	56.10	75.97	1.5	49,386
TARGET CORP	174,200	54.01	68.45	1.3	43,903
NIKE INC	154,100	47.27	59.01	1.0	42,247
EMERSON ELECTRIC CO	194,500	49.49	55.87	1.2	40,342
KINDER MORGAN INC	338,400	31.87	38.68	1.4	40,060
BAXTER INTERNATIONAL INC	175,900	54.39	72.64	1.4	39,472
TJX COS INC	173,500	32.72	46.75	0.9	34,093
DEERE & CO	76,900	82.57	85.98	0.7	33,494
NEXTERA ENERGY INC	133,900	59.10	77.68	1.1	32,926
FRANKLIN RESOURCES INC	70,600	118.28	150.81	1.2	32,051

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
COVIDIEN PLC	193,900	51.823	67.840	1.4	32,023
TRAVELERS COS INC/THE	124,000	57.601	84.190	1.1	31,820
GENERAL MILLS INC	213,000	38.191	49.310	1.1	31,788
AUTOMATIC DATA PROCESSING INC	115,850	51.844	65.030	0.8	31,541
FREEPORT-MCMORAN COPPER & GOLD	169,500	35.599	33.100	0.6	31,429
ACE LTD	133,000	68.526	88.970	1.3	30,236
NATIONAL OILWELL VARCO INC	108,250	73.082	70.750	0.8	30,185
MARATHON PETROLEUM CORP	150,500	41.955	89.600	1.5	29,644
EATON CORP PLC	97,100	59.032	61.250	0.6	28,949
VIACOM INC NEW	111,795	59.345	61.480	0.7	27,285
MCKESSON CORP	65,100	81.999	107.960	0.8	25,143
STRYKER CORP	160,800	51.942	65.240	1.1	24,604
MARATHON OIL CORP	261,200	31.643	33.720	1.0	23,875
ALLSTATE CORP	122,850	45.408	49.070	0.7	23,428
MARSH & MCLENNAN COS INC	361,900	31.486	37.970	1.5	20,822
INTL PAPER CO	170,703	37.599	46.580	0.9	20,666
ROGERS COMMUNICATIONS INC	220,800	37.072	51.060	1.2	20,566
BROADCOM CORP	214,000	33.503	34.679	0.8	17,964
TE CONNECTIVITY LTD	100,400	34.022	41.930	0.5	17,617
SEADRILL LTD	161,100	34.776	37.210	0.7	17,456
APPLIED MATERIALS INC	356,600	11.820	13.480	0.5	16,177
AMERIPRISE FINANCIAL INC	159,700	52.183	73.650	1.3	14,929
TYCO INTL LTD NEW	256,800	31.558	32.000	0.9	14,913
CARDINAL HEALTH INC	156,900	41.197	41.620	0.7	14,187
COACH INC	93,400	54.943	49.990	0.5	14,036
STANLEY BLACK & DECKER INC	140,650	67.553	80.970	1.2	13,062
MOODYS CORP	116,700	44.760	53.320	0.7	11,876
THE ADT CORPORATION	103,500	28.384	48.940	0.5	11,365
EQT CORP	70,650	52.866	67.750	0.5	10,200
WISCONSIN ENERGY CORP	200,200	33.243	42.890	0.9	9,810
CH ROBINSON WORLDWIDE INC	110,400	57.669	59.460	0.7	9,467
LINEAR TECHNOLOGY CORP	92,400	32.136	38.370	0.4	8,924
AVAGO TECHNOLOGIES LTD	188,000	32.225	35.900	0.7	8,842
FLOWSERVE CORP	31,500	112.596	167.710	0.6	8,071
OCEANEERING INTERNATIONAL INC	90,400	48.327	66.410	0.7	7,185
AUTOLIV INC	78,100	56.976	69.140	0.6	6,610
PARTNERRE LTD	89,900	66.325	93.110	0.9	5,433
FIRST REPUBLIC BANK/CA	187,700	33.018	38.620	0.8	5,060
SNAP-ON INC	163,600	58.517	82.700	1.5	4,832
TUPPERWARE BRANDS CORP	88,200	57.330	81.740	0.8	4,415
UGI CORP	154,200	29.732	38.390	0.6	4,345
VALIDUS HOLDINGS LTD	220,800	29.277	37.370	0.9	4,077
KAYNE ANDERSON MLP INVSM	323,300	29.712	34.720	1.2	3,233
PENNANTPARK INVESTMENT CORP	402,600	10.795	11.295	0.5	750
TORTOISE ENERGY CAPITAL CORP	142,100	26.654	32.620	0.5	647

WEIGHTED AVERAGE:	86,691
UNWEIGHTED AVERAGE:	65,481
MEDIAN:	32,037

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Percent of Total Holdings
March 31, 2013

Mkt. Cap. ($Bil)	Port. Weight	Bench. Weight	Difference
Total	**100.00**	**100.00**	--
Mkt. Cap. ($Bil) Bin 1: > 50.0	51.89	54.85	-2.97
Mkt. Cap. ($Bil) Bin 2: 25.0 - 50.0	20.94	17.39	3.55
Mkt. Cap. ($Bil) Bin 3: 10.0 - 25.0	13.70	19.92	-6.22
Mkt. Cap. ($Bil) Bin 4: 2.0 - 10.0	11.11	7.81	3.30
Mkt. Cap. ($Bil) Bin 5: 0.5 - 2.0	0.98	0.02	0.96
[Cash]	1.37	--	1.37

Holdings Data As Of
DGF225 3/28/2013
S&P 500 3/28/2013

Portfolio Activity:
12/31/2012 – 3/31/2013

	Company Name	Sold	Bought	Beginning Weight	Ending Weight
CATO	Cato Corp	X		0.47	0.00
MTB	M&T Bank Corp.	X		0.61	0.00
PSO	Pearson (Adr)	X		0.75	0.00
PNR	Pentair Ltd	X		0.02	0.00
ALL	Allstate		X	0.00	0.61
CHRW	CH Robinson Worldwide Inc		X	0.00	0.70
ETN	Eaton Corporation PLC		X	0.00	0.64
GS	Goldman Sachs Group Inc		X	0.00	0.90
VIAB	Viacom Inc. (Class B)		X	0.00	0.74

Sit Dividend Growth
Portfolio Free Cash Flow Yield Summary*
March 31, 2013

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Apple Inc.	1.00	42,456	363,743	11.7	2.5	14.1
Microsoft Corp.	1.68	20,661	187,047	11.0	3.2	14.2
Marathon Petroleum Corp.	1.46	2,716	27,377	9.9	1.6	11.6
Tyco International Ltd.	0.89	1,509	15,586	9.7	2.0	11.7
ADT Corporation	0.55	1,048	12,962	8.1	1.1	9.2
Oracle Corp.	1.01	11,304	141,311	8.0	0.7	8.7
Broadcom Corp.	0.80	1,463	18,682	7.8	1.3	9.1
UnitedHealth Group Inc.	1.07	5,265	70,351	7.5	1.4	8.9
Abbott Laboratories	0.65	4,336	62,343	7.0	1.6	8.5
Applied Materials Inc.	0.52	1,074	16,082	6.7	3.0	9.7
TE Connectivity Ltd.	0.46	1,259	19,484	6.5	2.0	8.5
Bristol-Myers Squibb Co.	1.13	4,107	72,852	5.6	3.4	9.0
Moody's Corp.	0.67	635	11,794	5.4	1.5	6.9
TJX Cos.	0.88	1,744	33,731	5.2	1.0	6.1
Stryker Corp.	1.14	1,123	22,390	5.0	1.6	6.6
CVS Caremark Corp.	1.33	3,812	76,448	5.0	1.6	6.6
Cardinal Health Inc.	0.71	687	14,981	4.6	2.6	7.2
Accenture PLC	1.52	2,031	44,670	4.5	2.1	6.7
Coach Inc.	0.51	599	13,305	4.5	2.4	6.9
International Business Machines Corp.	2.88	11,732	261,783	4.5	1.6	6.1
Avago Technologies Ltd.	0.73	328	7,436	4.4	2.2	6.6
Pfizer Inc.	1.98	9,193	217,886	4.2	3.3	7.5
Verizon Communications Inc.	2.39	10,081	242,299	4.2	4.2	8.3
Viacom Inc. Cl B	0.75	1,588	38,511	4.1	1.8	5.9
McKesson Corp.	0.76	1,108	27,031	4.1	0.7	4.8
International Paper Co.	0.86	1,108	30,311	3.7	2.5	6.2
Flowserve Corp.	0.57	308	8,477	3.6	1.0	4.7
Intel Corp.	1.11	3,507	101,360	3.5	4.2	7.7
United Parcel Service Inc. Cl B	0.88	2,933	85,002	3.5	3.0	6.4
Home Depot Inc.	1.03	3,920	113,696	3.4	2.2	5.6
General Mills Inc.	1.14	1,374	40,203	3.4	3.1	6.5
QUALCOMM Inc.	1.77	3,415	100,472	3.4	1.5	4.9
Emerson Electric Co.	1.18	1,449	42,733	3.4	3.0	6.4
Covidien PLC	1.43	1,196	35,740	3.3	1.5	4.9
United Technologies Corp.	1.17	3,505	105,204	3.3	2.3	5.6
UGI Corp.	0.64	297	8,945	3.3	2.8	6.1

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Snap-On Inc.	1.47	168	5,581	3.0	1.9	4.9
Tupperware Brands Corp.	0.78	146	4,838	3.0	3.1	6.1
3M Co.	0.85	2,181	75,195	2.9	2.4	5.3
Linear Technology Corp.	0.38	233	8,044	2.9	2.8	5.7
Baxter International Inc.	1.39	1,141	42,142	2.7	2.5	5.2
Nike Inc. Cl B	0.99	1,302	49,036	2.7	1.4	4.1
Johnson & Johnson	1.98	5,848	224,829	2.6	3.0	5.6
Wal-Mart Stores Inc.	1.14	7,332	304,199	2.4	2.5	4.9
Autoliv Inc.	0.59	146	6,222	2.3	2.9	5.3
Honeywell International Inc.	1.55	1,422	61,194	2.3	2.2	4.5
Colgate-Palmolive Co.	0.64	1,354	60,060	2.3	2.3	4.5
Automatic Data Processing Inc.	0.82	627	30,236	2.1	2.7	4.7
Merck & Co Inc	1.49	2,832	142,797	2.0	3.8	5.8
Target Corp.	1.29	1,179	61,280	1.9	2.1	4.0
Procter & Gamble Co.	2.06	4,363	242,915	1.8	2.8	4.6
Stanley Black & Decker Inc.	1.24	276	15,611	1.8	2.5	4.2
Union Pacific Corp.	1.04	1,277	74,044	1.7	2.0	3.7
PepsiCo Inc.	2.08	2,460	144,841	1.7	2.7	4.4
Philip Morris International Inc.	1.40	2,961	177,597	1.7	3.6	5.3
C.H. Robinson Worldwide Inc.	0.71	149	9,504	1.6	2.4	4.0
General Electric Co.	1.12	9,016	582,981	1.5	3.3	4.8
Eaton Corporation PLC	0.65	559	38,451	1.5	2.8	4.2
Rogers Communications Inc. Cl B	1.22	478	36,760	1.3	3.4	4.7
Wisconsin Energy Corp.	0.93	191	15,010	1.3	3.2	4.5
McDonald's Corp.	1.11	1,020	111,827	0.9	3.1	4.0
Oceaneering International Inc.	0.65	64	7,141	0.9	1.1	2.0
Chevron Corp.	3.36	1,030	223,244	0.5	3.0	3.5
Kinder Morgan Inc.	1.42	-411	84,146	-0.5	3.8	3.3
National Oilwell Varco Inc.	0.83	-172	29,640	-0.6	0.7	0.2
Occidental Petroleum Corp.	1.88	-1,042	71,052	-1.5	3.2	1.7
Freeport-McMoRan Copper & Gold Inc.	0.61	-849	33,882	-2.5	3.9	1.4
Deere & Co.	0.72	-1,789	61,614	-2.9	2.4	-0.5
NextEra Energy Inc	1.13	-1,882	60,170	-3.1	3.4	0.2
Marathon Oil Corp.	0.96	-1,403	29,946	-4.7	2.0	-2.7
EQT Corp.	0.52	-710	12,727	-5.6	0.2	-5.4
Seadrill Ltd.	0.65	-1,892	28,787	-6.6	9.3	2.8
Sit Dividend Growth Median		8,157	182,518	4.0	2.6	6.6

Sit Dividend Growth – Investment Summary

- Improving investor sentiment for dividend paying stocks appears to be in early stage
- All companies in the Fund are expected to pay a dividend that grows over time
- Emphasize stability and financial strength to ensure sustainability of dividends
- The risk profile (i.e., beta<1) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while limiting interest rate, earnings, and credit risk
- Maintain equal proportion of dividend growth and higher yielding securities and maintain highly diversified portfolio
- To meet dual objectives of growth and income, assess opportunities across market capitalizations, geographies (i.e., ADRs) and sectors (including technology)

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

V. Risk Management Process and Quantitative Tools

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

PLEASE SEE PAGE 78 FOR DISCLOSURE REGARDING PERFORMANCE AS WELL AS INFORMATION ON HOW TO OBTAIN A PROSPECTUS, WHICH CONTAINS INFORMATION ON THE FUND'S OBJECTIVES, RISKS, CHARGES AND EXPENSES.

Sit Dividend Cap Growth
Market Proxy is S&P 500 Index (A/C 225)

	March 31, 2013		December 31, 2012		September 30, 2012		June 30, 2012
Beta	0.92	Beta	0.88	Beta	0.84	Beta	0.88
R-Squared	0.98	R-Squared	0.98	R-Squared	0.98	R-Squared	0.98
Total Tracking Error (std. dev.)	3.03	Total Tracking Error (std. dev.)	3.60	Total Tracking Error (std. dev.)	4.63	Total Tracking Error (std. dev.)	4.01
Systematic Risk (variance)	3.92	Systematic Risk (variance)	8.39	Systematic Risk (variance)	14.26	Systematic Risk (variance)	8.75
Stock Specific Risk (variance)	5.24	Stock Specific Risk (variance)	4.55	Stock Specific Risk (variance)	7.16	Stock Specific Risk (variance)	7.36
Total Risk (variance)	9.16	Total Risk (variance)	12.94	Total Risk (variance)	21.41	Total Risk (variance)	16.10
Portfolio Absolute Risk	19.74	Portfolio Absolute Risk	19.28	Portfolio Absolute Risk	18.95	Portfolio Absolute Risk	20.86
Benchmark Absolute Risk	21.28	Benchmark Absolute Risk	21.72	Benchmark Absolute Risk	22.45	Benchmark Absolute Risk	23.37
Cash Level	1.40	Cash Level	1.97	Cash Level	8.45	Cash Level	3.36

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Apple Inc.	1.21	Apple Inc.	2.56	Apple Inc.	5.98	Apple Inc.	5.27
Exxon Mobil Corp.	0.98	Bank of America Corp.	1.56	Exxon Mobil Corp.	2.59	Exxon Mobil Corp.	2.01
Citigroup Inc.	0.87	Exxon Mobil Corp.	1.55	Google Inc. Cl A	1.40	Bank of America Corp.	1.00
Bank of America Corp.	0.85	Citigroup Inc.	1.22	Bank of America Corp.	1.37	Citigroup Inc.	0.89
Google Inc. Cl A	0.72	Google Inc. Cl A	0.86	Citigroup Inc.	1.31	Google Inc. Cl A	0.77

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk - The total of the risk forecasts (factor + stock specific) (annual $\%^2$), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash.

PLEASE SEE PAGE 78 FOR DISCLOSURE REGARDING PERFORMANCE AS WELL AS INFORMATION ON HOW TO OBTAIN A PROSPECTUS, WHICH CONTAINS INFORMATION ON THE FUND'S OBJECTIVES, RISKS, CHARGES AND EXPENSES.

VI. Biographical Data

Equity Team Biographies

Roger J. Sit

Responsibilities: **Chairman, CEO, President and Global CIO**

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Management (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp:.	22 Years	
Age:	51	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Responsibilities: **Senior Vice President - Research and Investment Management**

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp:.	20 Years	
Age:	47	
E-mail:	klj@sitinvest.com	



Ronald D. Sit, CFA

Responsibilities: **Vice President - Research and Investment Management**

Retail/Consumer Sectors

Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp:.	28 Years	
Age:	53	
E-mail:	rds@sitinvest.com	



David A. Brown, CFA

Responsibilities: **Vice President - Research and Investment Management**
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp:.	18 Years	
Age:	48	
E-mail:	dab@sitinvest.com	



PLEASE SEE PAGE 78 FOR DISCLOSURE REGARDING PERFORMANCE AS WELL AS INFORMATION ON HOW TO OBTAIN A PROSPECTUS, WHICH CONTAINS INFORMATION ON THE FUND'S OBJECTIVES, RISKS, CHARGES AND EXPENSES.

Equity Team Biographies

Denise A. Anderson, Ph.D.

Responsibilities: **Vice President – Research & Investment Management**
Healthcare Sector

Professional Experience:
2008-Present Sit Investment Associates, Inc.
2001-2008 Kepler Capital Markets
1998-2000 Bank Sarasin, Chemical and Pharm. Analyst/VP
1992-1998 Roche Holding Company, Director/Scientist

Education:
Duke University, MBA (1997)
The Johns Hopkins University, PhD (1989)
University of Minnesota, BA (1983)

Inv. Exp:. 15 Years
Age: 50
E-mail: daa@sitinvest.com



John M. Bernstein

Responsibilities: **Vice President – Research & Investment Management**
Financial Sector

Professional Experience:
1995-Present Sit Investment Associates, Inc.
1993-1994 Exponential Partners, Analyst

Education:
University of Minnesota, MBA (1992)
Carleton College, BA (1986)

Inv. Exp:. 20 Years
Age: 48
E-mail: jmb@sitinvest.com



Joseph R. Eshoo

Responsibilities: **Vice President, Research & Investment Management**
Technology/Telecommunications Sectors

Professional Experience:
2008-Present Sit Investment Associates, Inc.
2005-2007 HighMark Capital, Senior Technology Analyst, Vice President
2003-2005 Zachs Investment Research, Senior Analyst
1997-2001 A.G. Edwards & Sons, Senior Analyst
1995-1996 SEI Corporation, Senior Research Consultant
1982-1992 Northrup AIL, Electronic Systems Design Group Manager

Education:
University of Chicago, MBA (1991)
Northwestern University, MEM (1988)
Marquette University, BSEE (1982)

Inv. Exp:. 18 Years
Age: 53
E-mail: jre@sitinvest.com



Tasha M. Murdoff

Responsibilities: **Vice President, Research & Investment Management**
Europe/Emerging Markets/Canada Regions

Professional Experience:
1998-Present Sit Investment Associates, Inc.
1995-1998 Sit Mutual Funds

Education:
University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

Inv. Exp:. 13 Years
Age: 37
E-mail: tmm@sitinvest.com



Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Mark A. Pepper

Responsibilities: **Vice President, Research & Investment Management**
Europe/Generalist

Professional Experience:
- 2008-Present Sit Investment Associates, Inc.
- 2007-2008 OFI Institutional Asset Management,
- 2002-2007 Sit Investment Associates, Inc., Analyst
- 1996-1999 Goldman, Sachs & Company, Financial Analyst, Global Research

Education: Harvard Business School, MBA (2001)
Bryant College, BS (1995)

Inv. Exp:. 14 Years

Age: 43

E-mail: map@sitinvest.com



Robert W. Sit, CFA

Responsibilities: **Vice President – Research and Investment Management**
Technology/Energy Sectors

Professional Experience:
- 1991-Present Sit Investment Associates, Inc.

Education: Northwestern University, MBA (2002)
DePauw University (IN), BA (1991)

Inv. Exp:. 21 Years

Age: 44

E-mail: rws@sitinvest.com



Raymond E. Sit

Responsibilities: **Vice President – Research and Investment Management**
Asia/Developing Markets Regions

Professional Experience:
- 1992-Present Sit Investment Associates, Inc.
- 1988-1992 Tecolote Research, Inc., Cost Analyst

Education: Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

Inv. Exp:. 21 Years

Age: 47

E-mail: res@sitinvest.com



Michael J. Stellmacher, CFA

Responsibilities: **Vice President – Research and Investment Management**
Energy/Materials

Professional Experience:
- 2001-Present Sit Investment Associates, Inc.
- 1987-2000 The Pillsbury Company, Manager - Benefits Investment, Senior Economist
- 1984-1987 Tri/Valley Growers, Manager - Economic Research
- 1979-1983 U.S. Department of Agriculture Agricultural Economist

Education: University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin – Madison, BS (1977)

Inv. Exp:. 22 Years

Age: 57

E-mail: mjs@sitinvest.com



Stacey M. Curme

Responsibilities: **Equity Trader/Equity Research Analyst**
Generalist/Trading

Professional
Experience: 1993-Present Sit Investment Associates, Inc.
Education: University of Minnesota, MBA (2001)
University of Minnesota, BS (1993)
Inv. Exp:. 16 Years
Age: 41
E-mail: smc@sitinvest.com



Ningning Tang, CFA

Responsibilities: **Equity Research Associate**
Semiconductors Sector/Greater China Region

Professional
Experience: 2007-Present Sit Investment Associates, Inc.
2005-2007 Craig-Hallum Capital Group, Equity Analyst
2004-2005 Peregrine Capital Group, Intern
Education: University of St. Thomas, MBA (2004)
Beijing Second Foreign Language Institute BA (1992)
Inv. Exp:. 9 Years
Age: 42
E-mail: nt@sitinvest.com



Bradley W. Meyer

Responsibilities: **Equity Trader/Equity Research Associate**
Generalist – Trading/Quantitative Research

Professional
Experience: 2001-Present Sit Investment Associates, Inc.
2000-2001 Investment Advisers, Inc., Portfolio Accountant
Education: University of Minnesota, MBA (2008)
Gustavus Adolphus College, BA (1998)
Inv. Exp:. 10 Years
Age: 37
E-mail: bwm@sitinvest.com



Lee J. Feltman

Responsibilities: **Equity Research Associate**
Generalist – Quantitative Research

Professional
Experience: 2007-Present Sit Investment Associates, Inc.
Education: University of Minnesota, BS (2009)
Inv. Exp:. 5 Years
Age: 26
E-mail: ljf@sitinvest.com



Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Equity Team Biographies

Eric M. Manthe

Responsibilities: **Equity Research Assistant**
Quantitative Research

Professional
Experience: 2004-Present Sit Investment Associates, Inc.
Education: University of Minnesota, MBA (2010)
St. Cloud State University, BS (2003)
Inv. Exp:. 1 Years
Age: 32
E-mail: emm@sitinvest.com



Nicholas D. Tich

Responsibilities: **Equity Research Assistant**
Generalist – Quantitative Research

Professional
Experience: 2005-Present Sit Investment Associates, Inc.
Education: University of St. Thomas, BS (2008)
Inv. Exp:. 5 Years
Age: 27
E-mail: ndt@sitinvest.com



Peter L. Mitchelson, CFA

Responsibilities: **Consultant**

Professional
Experience: 1981-Present Sit Investment Associates, Inc.
1978-1981 IDS Advisory Senior Vice President
1968-1978 McLean, Budden Limited, Montreal
Education: Harvard University, Harvard Business School, MBA (1966)
University of Toronto, BComm (1964)
Inv. Exp:. 45 Years
Age: 71
E-mail: plm@sitinvest.com



Scott A. Spalding, CFA

Responsibilities: **Institutional Marketing**

Professional
Experience: 2006-Present Sit Investment Associates, Inc.
1999-2006 FAF Advisors, Inc., Director, Consultant Relations
1994-1999 Piper Jaffray, Marketing and Sales
Education: Winona State University, BA Accounting (1994)
Inv. Exp:. 19 Years
Age: 41
E-mail: sas@sitinvest.com



PLEASE SEE PAGE 78 FOR DISCLOSURE REGARDING PERFORMANCE AS WELL AS INFORMATION ON HOW TO OBTAIN A PROSPECTUS, WHICH CONTAINS INFORMATION ON THE FUND'S OBJECTIVES, RISKS, CHARGES AND EXPENSES.

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.

Please see page 78 for disclosure regarding performance as well as information on how to obtain a prospectus, which contains information on the Fund's objectives, risks, charges and expenses.

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

Performance Disclosure

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index.

The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for the most recent month-end data at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvest of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of shares. Management fees and administrative fees are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.